Roku Employee FAQ

FOR DISTRIBUTION WITH EMPLOYEE LETTER

1.	What was announced?
•	We announced that Roku has entered into a definitive agreement to be acquired by Fox Corporation.
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This combination will bring under the same umbrella Roku’s leading TV streaming platform with FOX’s diversified sports, entertainment and news portfolio, creating new opportunities for our stakeholders.

•	Upon closing, which we expect to occur in the first half of calendar year 2027, subject to customary closing conditions, Roku will become part of FOX.
•	Roku will continue operating as an open, partner-friendly platform, supporting the entire streaming ecosystem.

2.	Why is FOX the right partner for Roku?
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FOX has deep respect for Roku’s leadership vision, consumer focus and innovation, which have driven Roku’s success and scale – including reaching more than 100 million households globally and 145 billion hours of engagement annually.

•	We appreciate that FOX views Roku as a highly strategic platform that uniquely connects viewers, content and advertisers at scale.
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FOX combines a scaled portfolio of premium, market-leading live content with a focused strategy centered on television and streaming. Its portfolio delivers consistent reach, cultural relevance and real-time engagement at scale.

•	Additionally, with Tubi, FOX has proven its ability to grow a large streaming business.
•	In addition to its proven track record of success, FOX brings significant scale and complementary capabilities and resources to support Roku’s long-term growth.
•	FOX’s support and resources will further strengthen Roku’s ability to serve viewers, advertisers, partners and shareholders.
•	Together with FOX, we will continue:
o	Investing in platform and product innovation, personalization and content discovery;
o	Enhancing the Roku viewer experience and building Roku City; and
o	Distributing and showcasing quality content from thousands of partners, both subscription and ad supported.

3.	Why is Roku entering into this transaction now?
•	Roku has built one of the industry’s leading TV streaming platforms and is well-positioned for continued leadership in a fast-growing market.
•	This is a scale-driven move, not a shift in strategy, as FOX is doubling down on Roku’s strong momentum and trajectory.
•	We have a lot to be proud of, and we are making this announcement from a position of strength.
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Through execution against our monetization initiatives, we have been accelerating growth in the last two years, reaching over half of all U.S. broadband homes and generating nearly $5 billion in revenue in 2025.

•	We also recently surpassed 100 million streaming households globally and continue to see strong growth across our advertising and subscriptions businesses, which comprise our platform segment.

•	At the same time, the streaming, advertising and AI landscapes are evolving, and scale, technology and content capabilities are increasingly important to compete and win over the long term.
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We believe this is the right time to further accelerate Roku’s long-term strategy by partnering with a scaled, diversified media and entertainment company like FOX that brings complementary resources, business models and expertise.

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This transaction is about strengthening Roku’s position in the evolving television ecosystem and unlocking greater long-term growth, innovation and value creation with FOX than could be achieved independently.

4.	What does this transaction mean for me? What should I expect between now and closing?
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It is important to keep in mind that this announcement is just the first step in a process that will take time to complete and that there are still many details to be determined about how the two companies will come together.

•	Day-to-day responsibilities, reporting structures, compensation and benefits programs remain in place at this time.
•	Employees who are also shareholders will receive cash and FOX Class A shares upon close, providing both immediate value and participation in the upside of the combined company.
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Additional information can be found in the press release and Form 8-K announcing the combination, and still additional details and background will be provided in our proxy, which will be filed with the SEC.

•	For employees who are not shareholders, there is no immediate change to your role, compensation or benefits.

5.	Will there be any layoffs as a result of this transaction?
•	FOX shares our belief that Roku’s employees are one of our greatest strengths, and they recognize that our people, technology and culture have been central to Roku’s success and innovation.
•	We believe this transaction should create meaningful opportunities to accelerate innovation, expand our capabilities and may also create new opportunities for many employees.
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Our goal and FOX’s is to drive growth, and we believe this combination can do precisely that. That said, with any transaction like this, there may be some overlaps. Both companies are committed to approaching integration thoughtfully, with a focus on supporting employees and minimizing disruption.

•	We are committed to being transparent and keeping you informed as we have updates to share, and any information regarding employment will be communicated as it becomes available.

6.	Will this impact the annual compensation cycle? Will I receive my upcoming vest on 9/1 and 12/1?
•	Employee compensation and benefits programs are continuing as we progress toward closing.
•	After the transaction closes, there may be certain changes. As we have done in the past, any changes would be communicated well in advance.

7.	I own Roku stock and/or hold Roku equity awards. What happens to my shares and equity awards?
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Under the terms of the merger agreement, Roku shareholders will receive $96.00 in cash and 0.9693 shares of Fox Corporation Class A common stock for each share of Roku stock they own (the “Merger Consideration”).

•	Vested Roku RSUs will be settled and holders will receive the Merger Consideration described above.
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Unvested Roku RSUs will convert into: (i) a Fox RSU award for Fox Class A shares, and (ii) a cash value award that may be payable in cash, Fox Class A shares, or a combination of the two, as determined by Fox. These converted awards will continue to vest on the same schedule that applied to the applicable Roku RSUs immediately before closing.

•	Vested in-the-money Roku stock options will be converted into the right to receive the Merger Consideration described above, reduced by the applicable exercise price.
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Unvested Roku stock options will convert into: (i) a Fox stock option award, and (ii) a cash value award that may be payable in cash, Fox Class A shares, or a combination of the two, as determined by Fox. These converted awards will continue to vest on the same schedule that applied to the applicable Roku stock options immediately before closing.

8.	Will this agreement impact our current roles, responsibilities or reporting relationships?
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Until the proposed transaction closes, which we expect to occur in the first half of calendar year 2027, subject to customary closing conditions, responsibilities and reporting relationships are unchanged.

•	We are counting on all of you to stay focused on our strategy of maximizing both OS scale and platform monetization, and to continue executing on product, engineering and business priorities.

9.	Will this impact our hiring plans?
•	Hiring plans will continue to be managed in the ordinary course.

10.	Will Roku’s strategy change? Will we pause any key projects prior to closing?
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No. Our strategic priorities remain the same, and this transaction is intended to accelerate our strategy, not change it, by partnering with a scaled, diversified media and entertainment company that brings complementary resources, business models and expertise.

•	Together with FOX, we will continue:
o	Investing in platform and product innovation, personalization and content discovery;
o	Enhancing the Roku viewer experience and building Roku City; and
o	Distributing and showcasing quality content from thousands of partners, both subscription and ad supported.

11.	Will Roku’s values or culture change?
•	FOX shares our belief that Roku’s employees are one of our greatest strengths, and they recognize that our people, technology and culture have been central to Roku’s success and innovation.
•	Roku and FOX share a strong focus on innovation, collaboration and operational excellence, which we believe creates a strong foundation for this combination.
•	We will also continue operating as an open, partner-friendly platform that supports a broad and diverse streaming ecosystem.

12.	Will Roku keep its name and brand?
•	Yes. Following close, Roku will continue operating under the Roku brand.
•	We will also continue operating as an open, partner-friendly platform that supports a broad and diverse streaming ecosystem while helping partners build, engage and monetize audiences.

13.	Who will lead the combined company? What will happen to Roku leadership?
•	The combined company will be led by Lachlan Murdoch, Executive Chair and Chief Executive Officer of Fox Corporation.
•	Anthony Wood will have an ongoing role at the combined company and will join the FOX Board of Directors following the close of the transaction.
•	More details on leadership and organizational structure will be shared as integration planning progresses.

14.	What will happen to Roku's offices?
•	Nothing is changing today in terms of our offices.
•	Any updates regarding locations or workplace changes will be communicated as more information becomes available.

15.	How will the integration process work?
•	Prior to the close, we will form an integration planning team consisting of members of both companies.
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FOX has a demonstrated track record of successfully integrating and operating media, streaming and digital businesses – Tubi, which FOX acquired and grew into a leading streaming service, is a clear example. This gives us confidence in the integration process and long-term opportunity.

•	We are all focused on retaining the value of what Roku has built to date and supporting Roku’s people, viewers, partners and products.

16.	What should I tell viewers or partners who ask about this announcement?
•	We believe that this transaction will create benefits for our viewers and partners.
•	Our viewer- and partner-facing teams have been equipped with materials to help communicate around this announcement.

17.	What should employees do if contacted by media, investors or financial analysts?
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Consistent with our company policy, please forward any media inquiries you may receive to Kelli Raftery at kraftery@roku.com and any inquiries from investors or analysts to Conrad Grodd at cgrodd@roku.com.

18.	What can I share on social media?
•	As a public company, there are strict SEC rules that govern what and how we are able to share information on social media about this transaction.
•	It is okay to repost or “like” information posted by the Company.
•	However, employees should refrain from generating new content or commenting about the announcement so that we can all comply with SEC rules.

19.	How can I get more information?
•	Should you have any additional questions, please reach out to your manager directly.
•	We are committed to providing updates throughout this process.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Transactions, Fox Corporation (“Parent”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Parent’s common stock to be issued in the Transactions and a joint proxy statement for Parent’s and the Company’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Parent and the Company. Each of Parent and the Company may also file with or furnish to the SEC other relevant documents regarding the Transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Parent or the Company may mail to their respective stockholders in connection with the Transactions.

INVESTORS AND SECURITY HOLDERS OF PARENT AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING PARENT, THE COMPANY, THE TRANSACTIONS AND RELATED MATTERS.

The documents filed by Parent with the SEC also may be obtained free of charge at Parent’s website at investor.foxcorporation.com or upon written request to Parent through the form provided on the website or by phone at (212) 852-7059. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at roku.com/investor or upon written request to the Company at ir@roku.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Parent, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Parent and the Company in connection with the Transactions under the rules of the SEC.

Information about the interests of the directors and executive officers of Parent and the Company and other persons who may be deemed to be participants in the solicitation of stockholders of Parent and the Company in connection with the Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Parent’s directors and executive officers and their ownership of Parent’s common stock is set forth in Parent’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on September 25, 2025. To the extent that holdings of Parent’s securities have changed since the amounts printed in Parent’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 24, 2026. To the extent that holdings of the Company’s securities have changed since the amounts printed in the Company’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transactions may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Transactions when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Parent’s and the Company’s current expectations, estimates and projections about the expected date of closing of the Transactions and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Parent and the Company, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transactions and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transactions or to make or take any filing or other action required to consummate the transaction in a timely manner or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transactions on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Parent’s and the Company’s businesses and other conditions to the completion of the Transactions; (ii) failure to realize the anticipated benefits of the Transactions, including as a result of delay in completing the transaction or integrating the businesses of Parent and the Company; (iii) Parent’s and the Company’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the Transactions that could be instituted against Parent, the Company or their respective directors; (vi) the risk that disruptions from the Transactions will harm Parent’s or the Company’s business, including current plans and operations; (vii) the ability of Parent or the Company to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transactions; (ix) uncertainty as to the long-term value of Parent’s common stock; (x) legislative, regulatory and economic developments affecting Parent’s and the Company’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Parent and the Company operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transactions that could affect Parent’s or the Company’s financial performance; (xiv) restrictions during the pendency of the Transactions that may impact Parent’s or the Company’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Parent’s and the Company’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of

Parent and the Company. These risks, as well as other risks associated with the Transactions, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the Transactions. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Parent’s or the Company’s consolidated financial condition, results of operations or liquidity. Neither Parent nor the Company assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.